HIVE Provides Results from Shareholder Meeting

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023 to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - November 29, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") is pleased to announce that all resolutions considered at its 2023 annual general and special meeting of shareholders held on November 29, 2023 (the "Meeting") were approved by its shareholders.

Shareholders Approve Resolutions

The resolutions approved by the shareholders present in person or represented by proxy at the Meeting were:

  The size of the board of directors of the Company (the "Board") was set at four (4) for the ensuing year.

  All director nominees were duly re-elected to the Board. Accordingly, HIVE's Board remains comprised of Frank Holmes, Susan McGee, Marcus New and Dave Perrill. Each director will serve until HIVE's next annual meeting of shareholders or until their respective successors are elected or appointed or they otherwise cease to hold office.

  Davidson & Company LLP was re-appointed as independent, external auditor of HIVE for the ensuing year or until its successor is appointed, and the Board was authorized to fix its remuneration.

  The Company's amended incentive stock option plan was re-approved.

  The Company's amended restricted share unit plan was re-approved.

The resolutions voted on at the meeting are described in more detail in HIVE's Management Information Circular, dated October 23, 2023, which was mailed to shareholders and is available on the Company's SEDAR+ profile at www.sedarplus.ca.

Shareholder Questions

Shareholders who have any questions or require assistance with voting may contact the Company's proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184 (for shareholders in North America)

International: +1 416-304-0211 (for shareholders outside Canada and the US)

By Email: assistance@laurelhill.com

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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https://www.newsfilecorp.com/release/189168